Exhibit (a)(43)

Contact:    Mark Greenberg
            (973) 455-5445


              ALLIEDSIGNAL REMAINS COMMITTED TO ACQUIRING AMP;
                      WILL AMEND PARTIAL TENDER OFFER
                   FROM 40 MILLION TO 20 MILLION SHARES;
                 WILL MOUNT LEGAL CHALLENGE TO AMP BOARD'S
               LATEST OUTBURST OF HOSTILITY TOWARD AMP OWNERS


     MORRIS TOWNSHIP, New Jersey, September 18, 1998 - AlliedSignal Inc. [NYSE: ALD] announced today that, despite the latest series of actions by the board of directors of AMP Incorporated [NYSE: AMP] to thwart the right of AMP owners to decide for themselves whether to accept AlliedSignal's $44.50 cash offer, AlliedSignal remains committed to pursuing a combination between AMP and AlliedSignal.

     AMP announced today that it has lowered the threshold for the activation of its poison pill from 20% to 10%, prohibiting AlliedSignal from acquiring more than 9% of AMP. AMP also announced today that it has yet again changed its poison pill to make it nonredeemable and nonamendable if AMP shareowners vote in favor of AlliedSignal's consent solicitation to remove the AMP board's authority with respect to the poison pill.

     In response to AMP's lowering the poison pill threshold, AlliedSignal said it would go forward with an amended $44.50 cash offer to purchase up to 20 million shares, or

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approximately 9% of AMP's outstanding shares, instead of 40 million shares.
The newly amended offer will expire at midnight New York City time on October 2, 1998.

     AlliedSignal also said it will amend its complaint now before the U.S. District Court for the Eastern District of Pennsylvania to challenge the AMP actions announced today. A hearing on the complaint and AMP's countermove is scheduled for September 28.

     "The intent of today's desperate maneuver by AMP is to take $900 million away from AMP shareowners, the difference between the $1.8 billion we would have paid for 40 million shares and the $900 million we will pay for 20 million shares," said Lawrence A. Bossidy, Chairman and Chief Executive Officer of AlliedSignal. "AMP's board also seeks to strip shareowners of a key right they enjoy under Pennsylvania law and AMP's own charter to limit the powers of directors.

     "We find it incredible that AMP has now acted three times to change the rules in mid-stream in order to defeat the will of shareowners as expressed in the landslide 72% victory of our original offer," said Bossidy. "First, the AMP directors amended the poison pill with the objective of depriving shareowners of their right to change the composition of the board. Now they seek to deprive the shareowners of their right to limit the powers of the entrenched board.

     "We're convinced it is unlawful in the course of a proxy contest to repeatedly make up new rules in order to deprive shareowners of their fundamental voting rights," said Bossidy.

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     "These actions demonstrate unprecedented disregard by AMP's directors for the shareowners who elected them and who voted overwhelmingly in favor of AlliedSignal's tender offer," said Bossidy. "That vote demonstrated that our offer, while unsolicited, is friendly to AMP shareowners. The hostile actions are not AlliedSignal's but rather AMP directors' efforts to obstruct our offer by obliterating shareowner rights.

     "Upon being confronted with a landslide 72% vote against them, the AMP directors' response is to further disenfranchise the shareowners by seeking to nullify all legal means of redress available to AMP shareowners under AMP's own charter and by-laws and under Pennsylvania law," said Bossidy.

     "We continue to believe that shareowners are entitled to make the decision for themselves whether to accept our offer, and we will fight for that right through all available means," said Bossidy.

     AlliedSignal urged AMP shareowners to communicate their outrage directly to AMP's board members, to tender their shares so as to receive $44.50 cash for a portion of their holdings and to vote for AlliedSignal's proposals in the forthcoming consent solicitation.

     AlliedSignal is an advanced technology and manufacturing company serving customers worldwide with aerospace and automotive products, chemicals, fibers, plastics and advanced materials. The company employs 70,500 people worldwide. AlliedSignal is a

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component of the Dow Jones Industrial Average and Standard and Poor's 500
Index, and it is included in Fortune magazine's lists of the "Most Admired Companies" and "100 Best Places to Work in America." Additional information on the company is available on the World Wide Web at http://www.alliedsignal.com/.

                CERTAIN INFORMATION CONCERNING PARTICIPANTS

     AlliedSignal Inc. ("AlliedSignal"), PMA Acquisition Corporation ("Acquisition Subsidiary") and certain other persons named below may solicit the consent of shareholders (a) to elect seventeen nominees (the "Nominees") as directors of AMP Incorporated ("AMP") pursuant to a shareholder action by written consent (the "Consent Solicitation") and (b) in favor of the adoption of five proposals to amend the By-laws of AMP. The participants in this solicitation may include the directors of AlliedSignal (Hans W. Becherer, Lawrence A. Bossidy (Chairman of the Board and Chief Executive Officer), Ann M. Fudge, Paul X. Kelley, Robert P. Luciano, Robert
B. Palmer, Russell E. Palmer, Frederic M. Poses (President and Chief Operating Officer), Ivan G. Seidenberg, Andrew C. Sigler, John R. Stafford, Thomas P. Stafford, Robert C. Winters and Henry T. Yang), each of whom is a Nominee; and the following executive officers and employees of
AlliedSignal: Peter M. Kreindler (Senior Vice President, General Counsel and Secretary), Donald J. Redlinger (Senior Vice President - Human Resources and Communications), and Richard F. Wallman (Senior Vice President and Chief Financial Officer), each of whom is a Nominee, and Terrance L. Carlson (Deputy General Counsel), Robert F. Friel (Vice President and Treasurer), John W. Gamble, Jr., (Assistant Treasurer), Mark
E. Greenberg (Vice President, Communications), John L. Stauch (Director, Investor Relations), Robert J. Buckley (Manager, Investor Relations), G. Peter D'Aloia (Vice President, Planning & Development) Mary Elizabeth Pratt (Assistant General Counsel) and James V. Gelly (Vice President, Finance, Aerospace Marketing, Sales & Service).

     As of the date of this communication, AlliedSignal is the beneficial owner of 100 shares of common stock of AMP. Mr. Greenberg is the beneficial owner of 100 shares of common stock of AMP. Other than set forth herein, as of the date of this communication, neither AlliedSignal, Acquisition Subsidiary nor any of their respective directors, executive officers or other representatives or employees of AlliedSignal, any Nominees or other persons known to AlliedSignal who may solicit proxies has any security holdings in AMP. AlliedSignal disclaims beneficial ownership of any securities of AMP held by any pension plan or other employee benefits plan of AlliedSignal or by any affiliate of AlliedSignal.

     Although neither Lazard Freres & Co. LLC ("Lazard Freres") nor Goldman, Sachs & Co. ("Goldman Sachs"), the financial advisors to AlliedSignal, admits that it or any of its members, partners, directors, officers, employees or affiliates is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934 by the Securities and Exchange Commission, or that Schedule 14A requires the disclosure of certain information concerning Lazard Freres or Goldman Sachs, Steven J. Golub and Mark T. McMaster (each a Managing Director) and Yasushi Hatakeyama (a Director) of Lazard Freres, and Robert S. Harrison and Wayne
L. Moore (each a Managing Director) and Peter Gross and Peter Labbat (each a Vice President) of Goldman Sachs, may assist AlliedSignal in the solicitation of consents of shareholders. Both Lazard Freres and Goldman Sachs engage in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of its business Lazard Freres and Goldman Sachs may trade securities of AMP for its own account and the accounts of its customers, and accordingly, may at any time hold a long or short position in such securities. Lazard Freres has informed AlliedSignal that as of August 6, 1998, Lazard Freres held a net long position of approximately 20,861 shares of common stock of AMP, and Goldman Sachs has informed AlliedSignal that as of August 7, 1998, Goldman Sachs held a net long position of approximately 800,000 shares of common stock of AMP.

     Except as disclosed above, to the knowledge of AlliedSignal, none of AlliedSignal, the directors or executive officers of AlliedSignal, the employees or other representatives of AlliedSignal or the Nominees named above has any interest, direct or indirect, by security holdings or otherwise, in AMP.

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9/18/98